UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TORULE 13A-16 OR 15D-16

UNDER THE SECURITIESEXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-32199

Ship Finance International Limited

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 23, 2016, the Shareholders of Ship Finance International Limited (the “Company”) amended the Company’s Bye-laws, effective immediately, to change the quorum requirement for General Meetings to two Members present in person or by proxy and entitled to vote (whatever the number of shares held by them). The text of the amended Bye-laws is attached as Exhibit 1 to this report.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File no. 333-213782) that was filed with the U.S. Securities and Exchange Commission on September 26, 2016 and the Company’s registration statement on Form F-3D (File no. 333-213783) that was filed with the U.S. Securities and Exchange Comission on September 26, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED (registrant)

Dated: September 28, 2016	By:	/s/ Ole B. Hjertaker
Name: Ole B. Hjertaker Title: Ship Finance Management AS (Principal Executive Officer)